SECURITIES AND EXCHANGE COMMISSION
                           Washington, DC  20549
                               _____________

                               SCHEDULE 13G
                              (Rule 13d-102)

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                  (Amendment No.6)*


                               TriMas Corporation
                               (Name of Issuer)


                       Common Stock, par value $.01 per share
                          (Title of Class of Securities)


                                   896215-10-0
                               (CUSIP Number)

                                _____________




____________

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Masco Corporation
      38-1794485

2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ]  (b) [ ]


3)    SEC USE ONLY


4)    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     5)   SOLE VOTING POWER
          1,583,708

     6)   SHARED VOTING POWER
          0

     7)   SOLE DISPOSITIVE POWER
          1,583,708

     8)   SHARED DISPOSITIVE POWER
          0


9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,583,708


10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES  [ ]


11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     4.3%


12)  TYPE OF REPORTING PERSON
     CO

            The following information amends the information contained in
Schedule 13G dated February 6, 1989, as previously amended.


Item 5    Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

                                    SIGNATURE



      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    February 12, 1997

                                    MASCO CORPORATION


                                    By /s/ Richard G. Mosteller
                                      Richard G. Mosteller
                                      Senior Vice President - Finance